September 16, 2011

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549, Mailstop 4561

Re: Electronic Arts Inc.

Form 10-K for the fiscal year ended March 31, 2011

Filed on May 24, 2011

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter, dated September 7, 2011, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA” or the “Company”). The number of the paragraph below corresponds to the numbering of the Staff’s September 7, 2011 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2011

Legal Proceedings, page 24

1.	Your response to prior comment 1 states that you do not believe that your liability “from any reasonably foreseeable disposition” of claims in outstanding legal proceedings would individually or in the aggregate exceed 10 percent of your current assets on a consolidated basis. Please explain to us how you concluded that none of your current litigation involves “a claim for damages” in excess of 10 percent of your assets on a consolidated basis. See Instruction 2 to Item 103 of Regulation S-K. In that regard, we note that as of the end of your fiscal year, litigation with Activision and Robin Antonick each appeared to involve claims in excess of 10 percent of your current assets on a consolidated basis. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended June 30, 2011.

EA’s Response

Item 103 of Regulation S-K requires that we disclose any “material pending legal proceeding” to which we are party, other than ordinary routine litigation incidental to our business. Instruction 2 to Item 103 clarifies that no disclosure is required to be made of legal proceedings that involve primarily a claim for damages in an amount (exclusive of interest and costs) that does not exceed 10 percent of our consolidated current assets. We respectfully submit that we have evaluated each of our pending legal proceedings, for both the fiscal year ended March 31, 2011 and the fiscal quarter ended June 30, 2011, and do not believe that disclosure of any of these proceedings is required pursuant to Item 103.

We evaluate each legal proceeding with respect to the legal bases asserted, the damages claimed, the merits of the case, and the likelihood of liability. Most such pending legal proceedings do not require disclosure because, as a developer, marketer, publisher and distributer of game software and content, our ordinary business includes responding to a variety of claims relating to our products, intellectual property and marketing activities. Apart from the routine nature of these proceedings, most also do not involve a damage claim that reaches the 10 percent of consolidated assets test set forth in Instruction 2 to Item 103 – regardless of the merits of the claim or likelihood of liability. In other cases, such as the Activision and Robin Antonick cases referenced by the Staff, we are of the belief that the merits of these cases are extremely weak and the likelihood of liability in each case is remote and, therefore, we do not consider these claims to be a “material pending legal proceeding,” despite their highly inflated damages claims.

For these reasons, as stated in our Form 10-K and most recent Form 10-Q, we do not believe that any liability from any reasonably foreseeable disposition of pending legal proceedings, individually or in the aggregate, would have a material adverse effect on our Condensed Consolidated Financial Statements.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7305.

Sincerely,

/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

cc:	Barbara Jacobs
Morgan Youngwood
Evan Jacobson Mark Shuman
Securities and Exchange Commission

Eric F. Brown
Kenneth A. Barker Kyuli Oh
Electronic Arts Inc.

John Ebner
KPMG LLP

Marty Dunn
O’Melveny & Myers LLP

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